UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

ALPHATEC HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02081G201

(CUSIP Number)

HealthpointCapital Partners, L.P.

505 Park Avenue, 17th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02081G201	Schedule 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS HealthpointCapital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 02081G201	Schedule 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS HGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 02081G201	Schedule 13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS HealthpointCapital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 02081G201	Schedule 13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS HGP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 02081G201	Schedule 13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS Mortimer Berkowitz III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,281,980 shares[1]
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,281,980 shares[2]
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,281,980 shares[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%[4]
14	TYPE OF REPORTING PERSON IN

[1]	Consists of 326,985 shares of common stock of Alphatec Holdings, Inc. (“Alphatec” or the “Issuer”) owned by Porcupine Investment Partners, LLC (“Porcupine”), of which Mortimer Berkowitz III is the managing member, 338,188 shares of common stock of the Issuer owned by Mr. Berkowitz, 933 shares of common stock of the Issuer owned by his wife, Amelia M. Berkowitz, warrants to purchase 307,937 shares of common stock of the Issuer exercisable within 60 days of June 15, 2018 owned by Porcupine and warrants to purchase 307,937 shares of common stock of the Issuer exercisable within 60 days of June 15, 2018 owned by Mr. Berkowitz.
[2]	See Footnote 1.
[3]	See Footnote 1.
[4]	The percentage ownership was calculated based on 42,382,122 shares of common stock of the Issuer outstanding as of June 15, 2018.

CUSIP No. 02081G201	Schedule 13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS John H. Foster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,832 shares[5]
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 107,832 shares[6]
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,832 shares[7]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%[8]
14	TYPE OF REPORTING PERSON IN

[5]	Consists of shares owned by the John Foster Foundation and Foster Family L.P.
[6]	See Footnote 5.
[7]	See Footnote 5.
[8]	See Footnote 4.

CUSIP No. 02081G201	Schedule 13D	Page 8 of 14 Pages

Item 1.	Security and Issuer.

This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Alphatec Holdings, Inc., a Delaware corporation (“Alphatec” or the “Issuer”). Alphatec’s principal executive offices are located at 5818 El Camino Real, Carlsbad, CA 92008. All of the shares numbers and prices included in this Amendment have been adjusted to reflect the 1-for-12 reverse stock split of the Common Stock effected on August 24, 2016.

Item 2.	Identity and Background.

HealthpointCapital Partners, L.P.

(a) This Amendment is being filed on behalf of HealthpointCapital Partners, L.P., a Delaware limited partnership.

(b) The business address of HealthpointCapital Partners, L.P. is 505 Park Avenue, 17th Floor, New York, NY 10022.

(c) The principal business of HealthpointCapital Partners, L.P. is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HealthpointCapital Partners, L.P. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HealthpointCapital Partners, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HGP, LLC

(a) This Amendment is being filed on behalf of HGP, LLC, a Delaware limited liability company.

(b) The business address of HGP, LLC is 505 Park Avenue, 17th Floor, New York, NY 10022.

(c) HGP, LLC is the general partner of HealthpointCapital Partners, L.P., whose principal business is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HGP, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HGP, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HealthpointCapital Partners II, L.P.

(a) This Amendment is being filed on behalf of HealthpointCapital Partners II, L.P., a Delaware limited partnership.

(b) The business address of HealthpointCapital Partners II, L.P. is 505 Park Avenue, 17th Floor, New York, NY 10022.

CUSIP No. 02081G201	Schedule 13D	Page 9 of 14 Pages

(c) The principal business of HealthpointCapital Partners II, L.P. is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HealthpointCapital Partners II, L.P. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HealthpointCapital Partners II, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HGP II, LLC

(a) This Amendment is being filed on behalf of HGP II, LLC, a Delaware limited liability company.

(b) The business address of HGP II, LLC is 505 Park Avenue, 17th Floor, New York, NY 10022.

(c) HGP II, LLC is the general partner of HealthpointCapital Partners II, L.P., whose principal business is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HGP II, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HGP II, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

Mortimer Berkowitz III

(a) This Amendment is being filed on behalf of Mortimer Berkowitz III.

(b) His business address is c/o HealthpointCapital Partners, L.P., 505 Park Avenue, 17th Floor, New York, NY 10022.

(c) Mortimer Berkowitz III is a managing member of HGP, LLC, which is the general partner of HealthpointCapital Partners, L.P., and a managing member of HGP II, LLC, which is the general partner of HealthpointCapital Partners II, L.P. Mr. Berkowitz is also the managing member of Porcupine Investment Partners, LLC (“Porcupine”). In addition, Mr. Berkowitz is a member of the board of directors of Alphatec.

(d) During the past five years, Mortimer Berkowitz III has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mortimer Berkowitz III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mortimer Berkowitz III is a citizen of the United States.

John H. Foster

(a) This Amendment is being filed on behalf of John H. Foster.

CUSIP No. 02081G201	Schedule 13D	Page 10 of 14 Pages

(b) His business address is c/o HealthpointCapital Partners, L.P., 505 Park Avenue, 17th Floor, New York, NY 10022.

(c) John H. Foster is a managing member of HGP, LLC, which is the general partner of HealthpointCapital Partners, L.P., and a managing member of HGP II, LLC, which is the general partner of HealthpointCapital Partners II, L.P. Mr. Foster was a member of the board of directors of Alphatec until March 2016.

(d) During the past five years, John H. Foster has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, John H. Foster has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) John H. Foster is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends the Schedule 13D/A filed by HealthpointCapital Partners, L.P., HGP, LLC, HealthpointCapital Partners II, L.P., HGP II, LLC, Mortimer Berkowitz III and John H. Foster (the “Reporting Persons”) on March 19, 2012 to report that:

(i)	On November 28, 2012, HealthpointCapital Partners II, L.P. sold 16,666 shares of Common Stock to a third party for $18.12 per share, as payment for consulting services provided by the third party.

(ii)	On November 29, 2016 and November 30, 2016, 2,600 shares and 12,400 shares, respectively, held by John H. Foster were sold for $5.37 per share and $5.22 per share, respectively. On November 29, 2016 and November 30, 2016, 1,500 shares and 1,033 shares, respectively, held by John H. Foster, trustee u/w of Virginia C. Foster, were sold for $5.37 per share and $5.25 per share, respectively. Mr. Foster is a trustee and the principal beneficiary of such trust.

(iii)	On March 29, 2017, Mortimer Berkowitz III and Porcupine purchased 400 shares and 400 shares, respectively, of Series A Convertible Preferred Stock of the Issuer (“Series A Preferred Stock”) from the Issuer for $1,000 per share, and warrants to purchase 200,000 shares and 200,000 shares of Common Stock, respectively, at the exercise price of $2.00 per share (the “2017 Warrants”). The 2017 Warrants expire on June 15, 2022. The sources of funds used to purchase these securities have been personal funds with respect to Mr. Berkowitz and capital contributions from members of Porcupine with respect to purchases by Porcupine. On October 27, 2017, Mr. Berkowitz and Porcupine received 200,000 shares and 200,000 shares, respectively, of Common Stock upon conversion of such shares of Series A Preferred Stock.

(iv)	On March 8, 2018, Mortimer Berkowitz III and Porcupine purchased 400 shares and 400 shares, respectively, of Series B Convertible Preferred Stock of the Issuer (“Series B Preferred Stock”) from the Issuer for $1,000 per share, and warrants to purchase 107,937 shares and 107,937 shares of Common Stock, respectively, at the exercise price of $3.50 per share (the “2018 Warrants”). The 2018 Warrants expire on May 17, 2023. The sources of funds used to purchase these securities have been personal funds with respect to Mr. Berkowitz and capital contributions from members of Porcupine with respect to purchases by Porcupine. On May 17, 2018, Mr. Berkowitz and Porcupine received 126,985 shares and 126,985 shares, respectively, of Common Stock upon conversion of such shares of Series B Preferred Stock.

(v)	On June 15, 2018, HealthpointCapital Partners, L.P. made an in-kind pro rata distribution of its 906,431 shares of Common Stock for no consideration to its limited partners, and since then HealthpointCapital Partners, L.P. has held no securities of the Issuer. As limited partners of HealthpointCapital Partners, L.P., Mortimer Berkowitz III received 2,807 shares of Common Stock and the John Foster Foundation and Foster Family L.P. received an aggregate of 28,074 shares of Common Stock in such distribution.

(vi)	On June 15, 2018, HealthpointCapital Partners II, L.P. made an in-kind pro rata distribution of its 1,742,546 shares of Common Stock for no consideration to its limited partners, and since then

CUSIP No. 02081G201	Schedule 13D	Page 11 of 14 Pages

HealthpointCapital Partners II, L.P. has held no securities of the Issuer. As limited partners of HealthpointCapital Partners II, L.P., Mortimer Berkowitz III received 8,396 shares of Common Stock and the John Foster Foundation and Foster Family L.P. received an aggregate of 79,758 shares of Common Stock in such distribution.

Item 4.	Purpose of Transaction.

The information contained in Item 3 and Item 6 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)-(b):

Number of shares of Common Stock beneficially owned:

HealthpointCapital Partners, L.P.	0 shares
HGP, LLC	0 shares
HealthpointCapital Partners II, L.P.	0 shares
HGP II, LLC	0 shares
Mortimer Berkowitz III	1,281,980 shares[9]
John H. Foster	107,832 shares[10]

Percent of class: (The percentage ownership was calculated based on 42,382,122 shares of Common Stock outstanding as of June 15, 2018).

HealthpointCapital Partners, L.P.	0%
HGP, LLC	0%
HealthpointCapital Partners II, L.P.	0%
HGP II, LLC	0%
Mortimer Berkowitz III	3.0%
John H. Foster	0.3%

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

HealthpointCapital Partners, L.P.	0 shares
HGP, LLC	0 shares
HealthpointCapital Partners II, L.P.	0 shares
HGP II, LLC	0 shares
Mortimer Berkowitz III	1,281,980 shares[11]
John H. Foster	107,832 shares[12]

(ii)	Shared power to vote or to direct the vote:

HealthpointCapital Partners, L.P.	0 shares
HGP, LLC	0 shares
HealthpointCapital Partners II, L.P.	0 shares
HGP II, LLC	0 shares
Mortimer Berkowitz III	0 shares
John H. Foster	0 shares

[9]	See Footnote 1.
[10]	See Footnote 5.
[11]	See Footnote 1.
[12]	See Footnote 5.

CUSIP No. 02081G201	Schedule 13D	Page 12 of 14 Pages

(iii)	Sole power to dispose or to direct the disposition of:

HealthpointCapital Partners, L.P.	0 shares
HGP, LLC	0 shares
HealthpointCapital Partners II, L.P.	0 shares
HGP II, LLC	0 shares
Mortimer Berkowitz III	1,281,980 shares[13]
John H. Foster	107,832 shares[14]

(iv)	Shared power to dispose or to direct the disposition of:

HealthpointCapital Partners, L.P.	0 shares
HGP, LLC	0 shares
HealthpointCapital Partners II, L.P.	0 shares
HGP II, LLC	0 shares
Mortimer Berkowitz III	0 shares
John H. Foster	0 shares

(c) Except as set forth in this Amendment, the Reporting Persons have not effected any transactions with respect to the shares of the Common Stock during the past 60 days.

(d) Not applicable.

(e) On June 15, 2018, the Reporting Persons ceased to beneficially own more than 5% of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Items 2 and 3 are incorporated herein by reference.

2017 Registration Rights Agreement and Support Agreements

In connection with the issuance of Series A Preferred Stock on March 29, 2017 that is discussed in Item 3, the Issuer entered into a registration rights agreement (the “2017 Registration Rights Agreement”) with Mortimer Berkowitz III, Porcupine and the other parties thereto. Pursuant to the 2017 Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) for purposes of registering the resale of certain securities of the Issuer, including the shares of Common Stock issued upon conversion of the shares of Series A Preferred Stock purchased by Mr. Berkowitz and Porcupine as well as the shares of Common Stock underlying the 2017 Warrants held by Mr. Berkowitz and Porcupine. The Issuer filed a resale registration statement on Form S-3 (File No. 333-217444) registering such shares on April 25, 2017, which was declared effective on May 9, 2017.

On March 22, 2017, certain stockholders of the Issuer, including HealthpointCapital Partners, L.P. and HealthpointCapital Partners II, L.P., entered into support agreements (the “2017 Support Agreements”), pursuant to which such stockholders agreed to vote all shares of Common Stock owned by them in favor of transactions related to the issuance of Series A Preferred Stock discussed above. These support agreements terminated five days following the Issuer’s 2017 annual meeting of stockholders held on June 15, 2017 at which such stockholder approval was obtained.

2018 Registration Rights Agreement and Support Agreements

In connection with the issuance of Series B Preferred Stock on March 8, 2018 that is discussed in Item 3, the Issuer entered into a registration rights agreement (as amended, the “2018 Registration Rights Agreement”) with Mortimer Berkowitz III, Porcupine and the other parties thereto. Pursuant to the 2018 Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC for purposes of registering the resale of certain securities of the Issuer, including the shares of Common Stock issued upon conversion of the shares of Series B Preferred Stock purchased by Mr. Berkowitz and Porcupine as well as the shares of common stock underlying the 2018 Warrants held by Mr. Berkowitz and Porcupine. The Issuer filed a resale registration statement on Form S-3 (File No. 333-224304) registering such shares on April 16, 2018, which was amended on May 1, 2018 and declared effective on May 11, 2018.

On March 8, 2018, certain stockholders of the Issuer, including HealthpointCapital Partners, L.P., HealthpointCapital Partners II, L.P., Mortimer Berkowitz III and Porcupine, entered into support agreements (the “2018 Support Agreements”), pursuant to which such stockholders agreed to vote all shares of Common Stock owned by them in favor of transactions related to the issuance of Series B Preferred Stock discussed above and the Issuer’s acquisition of SafeOp Surgical, Inc. These support agreements terminated five days following the Issuer’s 2018 annual meeting of stockholders held on May 17, 2018 at which such stockholder approval was obtained.

[13]	See Footnote 1.
[14]	See Footnote 5.

CUSIP No. 02081G201	Schedule 13D	Page 13 of 14 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (previously filed as Exhibit 1 to Amendment No. 2 to Schedule 13D filed on April 12, 2010 and incorporated herein by reference).

Exhibit 2	Registration Rights Agreement, dated March 29, 2017, by and among the Issuer and the other signatories thereto (previously filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on May 23, 2017 and incorporated herein by reference).

Exhibit 3	Amended and Restated Registration Rights Agreement, dated April 16, 2018, by and among the Issuer and the other signatories thereto (previously filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 16, 2018 and incorporated herein by reference).

Exhibit 4	Form of Common Stock Purchase Warrant issued by the Issuer on March 29, 2017 (previously filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 23, 2017 and incorporated herein by reference).

Exhibit 5	Form of Common Stock Purchase Warrant issued by the Issuer on March 8, 2018 (previously filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 12, 2018 and incorporated herein by reference).

Exhibit 6	Form of 2017 Support Agreement (previously filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on March 23, 2017 and incorporated herein by reference).

Exhibit 7	Form of 2018 Support Agreement (previously filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 12, 2018 and incorporated herein by reference).

CUSIP No. 02081G201	Schedule 13D	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2018	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III

Date: June 25, 2018	By:	/s/ John H. Foster
John H. Foster

Date: June 25, 2018	HGP, LLC

	By:	/s/ John H. Foster
John H. Foster
Managing Member

Date: June 25, 2018	HEALTHPOINTCAPITAL PARTNERS, L.P.
HGP, LLC, its General Partner

	By:	/s/ John H. Foster
John H. Foster
Managing Member

Date: June 25, 2018	HGP II, LLC

	By:	/s/ John H. Foster
John H. Foster
Managing Member

Date: June 25, 2018	HEALTHPOINTCAPITAL PARTNERS II, L.P.
HGP II, LLC, its General Partner

	By:	/s/ John H. Foster
John H. Foster
Managing Member